LONCOR RESOURCES INC. (the "Corporation")

Annual and Special Meeting of Shareholders of the Corporation held on September 30, 2014

REPORT OF VOTING RESULTS

In accordance with section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations, this report discloses the results of the voting on the matters submitted to the annual and special meeting of shareholders of the Corporation held on September 30, 2014 (the "Meeting").

The matters voted upon at the Meeting and the results of the voting were as follows:

1. Election of Directors

By resolution passed via a show of hands, the following persons were elected as directors of the Corporation, to hold office until the close of the next annual meeting of shareholders of the Corporation unless such office is earlier vacated in accordance with the by-laws of the Corporation:

	Votes by Proxy

Name	Votes For	% Votes For	Votes Withheld	% Votes Withheld

Maurice J. Colson	33,768,031	87.25%	4,933,865	12.75%
Arnold T. Kondrat	29,256,393	75.59%	9,445,503	24.41%
Richard J. Lachcik	29,256,393	75.59%	9,445,503	24.41%
William R. Wilson	33,769,231	87.25%	4,932,665	12.75%

2. Appointment of Auditors

By resolution passed via a show of hands, BDO Canada LLP, Chartered Accountants and Licensed Public Accountants, were reappointed as the auditors of the Corporation, to hold office until the close of the next annual meeting of shareholders of the Corporation. The following are details of this vote reappointing BDO Canada LLP:

Votes by Proxy

Votes For	% Votes For	Votes Withheld	% Votes Withheld
40,827,185	99.69%	125,417	0.31%

3. Remuneration of Auditors

By resolution passed via a show of hands, the directors of the Corporation were authorized to fix the remuneration payable to the auditors of the Corporation. The following are details of this vote authorizing the directors to fix the said remuneration:

Votes by Proxy

Votes For	% Votes For	Votes Withheld	% Votes Withheld
40,826,685	99.69%	125,917	0.31%

4. Share Consolidation

By special resolution passed via a show of hands, shareholders authorized an amendment to the articles of the Corporation to consolidate the issued and outstanding common shares of the Corporation at a ratio of either three to one or four to one, with one of the two said ratios to be selected and implemented by the board of directors of the Corporation in its sole discretion, as described in the management information circular of the Corporation dated September 2, 2014. The following are details of this vote authorizing the said amendment to the articles:

Votes by Proxy

Votes For	% Votes For	Votes Against	% Votes Against
40,819,315	99.67%	133,952	0.33%